Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 150,958 units in Q3 FY21 Grows by 41% over Q2 FY21 and by 24% over Q3 FY20

Mumbai, January 1, 2021: Tata Motors Limited today announced its sales in the domestic & international market, for Q3 FY21, which stood at 158,215 vehicles, compared to 129,381 units during Q3 FY20.

Domestic Sales Performance:

Category	Dec‘20	Dec‘19	% Change	Q3 FY21	Q3 FY20	% Change
Total Domestic Sales	53,430	44,254	21%	150,958	121,463	24%

Domestic - Commercial Vehicles:

Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd. said, “Tata Motors’ Commercial Vehicle domestic sales in Q3FY21 at 82,155 units was 48% higher than the previous quarter and recovered to be broadly in line with Q3FY20 ( - 3.5%). M&HCVs and ILCVs led the recovery, growing by 10% and 7% respectively over Q3FY20, with higher demand in infrastructure including road construction, mining and e-commerce. The offtake continued to be higher than retail to support sequential month on month growth in retail while ensuring healthy inventory levels in the pipeline. We continue to monitor and work on the supply chain to improve availability, especially of electronic components, which impacted the output at the end of Q3.”

Category	Dec‘20	Dec‘19	% Change	Q3 FY21	Q3 FY20	% Change
M&HCV	8,377	6,957	20%	19,109	17,900	7%
I & LCV	4,619	4,290	8%	12,930	11,733	10%
Passenger Carriers	751	3,293	-77%	2,191	7,208	-70%
SCV cargo and pickup	13,177	16,929	-5%	43,964	48,268	-1%
SCV AP Tender*	2,961	--		3,961	--
Total Domestic	29,885	31,469	-5%	82,155	85,109	-4%
CV Exports	2,984	2,613	14%	7,168	7,563	-5%
Total CV	32,869	34,082	-4%	89,323	92,672	-4%

Total MHCVs sale in Q3 FY21 including MHCV Truck, Buses and International Business stood at 21,476 units compared to 23,742 units in Q3-FY20.

*Vehicles supplied to Andhra Pradesh State Civil Supplies Corporation Limited awaiting inspection by the authorities.

Domestic - Passenger Vehicles:

Mr. Shailesh Chandra, President, Passenger Vehicles Business Unit, Tata Motors Ltd. said, “The PV industry continued to grow robustly in Q3FY21, owing to pent up demand, strong festive season and shift towards personal mobility. Tata Motors PV Business has been witnessing strong response for its ‘New Forever’ range, which is being supported by continuous ramp up of supplies. In Q3FY21, PV business posted a growth of 89% as compared to Q3FY20- highest ever sales in last 33 quarters. For Dec’20, wholesale were higher by 84%, compared to Dec’19. Retail sales was 18% higher than wholesale for the month and pipeline inventory remains thin. We are continuing to debottleneck the supply chain and ramp up our output to meet the increased demand while addressing the availability of electronic components. With the growing popularity of Nexon EV, the company also posted an impressive sale in EVs with highest ever quarter wholesale of 1,253 units in Q3FY21 and 418 units in Dec’20.”

Category	Dec‘20	Dec‘19	% Change	Q3 FY21	Q3 FY20	% Change
Total PV	23,545	12,785	84%	68,803	36,354	89%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.